Exhibit (a)(1)(ii)

Memo

To:  Red Robin Gourmet Burgers Team Members Eligible for Stock Option Exchange for Cash

From: Dennis Mullen and Red Robin’s Board of Directors

Re:  Offer to Purchase Outstanding Stock Options for Cash

Date:  January 14, 2009

Red Robin Gourmet Burgers, Inc. (the “Company”) is offering to purchase stock options for cash from eligible Team Members, including General Managers (the “Offer”).  This decision was driven in part by your leadership team’s hope that this Offer could create value for some past incentives that have no value at the present time. This investment could total as much as $4 million, but there is no doubt in our mind that our Team Members who have earned stock options deserve to benefit from them.

The stock options subject to the Offer are vested and unvested stock options outstanding as of January 13, 2009 that were granted on or prior to December 31, 2008, with exercise prices equal to or greater than $32.00 per share (the “Eligible Options”), under any of the Company’s following plans:

•      1996 Stock Option Plan;

•      2000 Management Performance Common Stock Option Plan;

•      2002 Stock Incentive Plan;

•      2004 Performance Incentive Plan; and

•      Amended and Restated 2007 Performance Incentive Plan.

The Company is making this Offer upon the terms and subject to the conditions described in the enclosed Offer to Purchase Outstanding Stock Options for Cash, including the exhibits attached thereto. In connection with such Offer, please find enclosed the following documents for your review:

•                  Offer to Purchase Outstanding Stock Options for Cash.  This document describes the terms and conditions of the Offer and related information (the “Offering Document”).

Red Robin International, Inc.

6312 South Fiddler’s Green Circle Suite 200 North

Greenwood Village, CO  80111

303.846.6000

•                  Personnel Summary Statement.  This statement sets forth the number of Eligible Options that you may tender in connection with the Offer.

•                  Cash Payment Statement.  This statement sets forth your individual gross payment if you elect to tender your Eligible Options.

•                  Election Form.  This is the form you must properly complete and timely return if you elect to participate in the Offer.  The Company will only accept delivery of an Election Form that has been fully completed and delivered in the manner indicated in the Election Form.

•                  Election Withdrawal Notice.  This is the form you must properly complete and timely return if you want to withdraw Eligible Options previously tendered for cash in the Offer.

Unless otherwise extended by the Company as described in the Offering Document, the Offer will expire at 11:59 p.m., Mountain Time, on February 11, 2009.

Please read the information provided in the enclosed documents and carefully consider your decision before accepting or rejecting the Offer.  Participation in the Offer is completely voluntary.  You must make your own informed decision whether to tender your Eligible Options.  Participation in the Offer involves certain risks that are discussed in the documents referenced above.  You should consult your personal financial and tax advisors before deciding whether to elect to tender your Eligible Options for cash.  Although the Company’s Board of Directors has approved the Offer, neither the Company nor the Board of Directors makes any recommendation as to whether you should elect to tender or refrain from tendering your Eligible Options.

If you have any questions regarding the Offer, please contact the Stock Option Tender Offer Administration as directed in the Offering Document.